Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Amended Annual Report on Form 40-F/A for the year ended March 31, 2021 of Burcon NutraScience Corporation of our report dated June 29, 2021, relating to the consolidated financial statements, which appears in Exhibit 99.2 in this Amendment No. 1 to Form 40-F.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Vancouver, British Columbia
Canada

June 29, 2021

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.